exhibit1

Exhibit 1: Income Statement (Three Months Ended March 31, 2006)

		Ch$ millions		US$ millions (1)
		31-March-06	31-March-05	31-March-06	31-March-05	% Change

Net sales		139,282	129,596	264.7	246.3	7.5%

Cost of goods sold		(61,302)	(58,489)	(116.5)	(111.2)	4.8%
	% of sales	44.0%	45.1%	44.0%	45.1%

Gross profit		77,980	71,107	148.2	135.1	9.7%
	% of sales	56.0%	54.9%	56.0%	54.9%

SG&A		(51,172)	(45,397)	(97.3)	(86.3)	12.7%
	% of sales	36.7%	35.0%	36.7%	35.0%

Operating income		26,808	25,710	50.9	48.9	4.3%
	% of sales	19.2%	19.8%	19.2%	19.8%

Non-operating result
	Financial income	964	997	1.8	1.9	-3.3%
	Equity in NI of rel. companies	11	65	0.0	0.1	-82.7%
	Other non-operating income	269	142	0.5	0.3	89.6%
	Amortization of goodwill	(852)	(578)	(1.6)	(1.1)	47.4%
	Interest expense	(1,883)	(1,703)	(3.6)	(3.2)	10.5%
	Other non-operating expenses	(98)	(114)	(0.2)	(0.2)	-14.4%
	Price level restatement	481	286	0.9	0.5	68.4%
	Currency exchange result	(197)	(469)	(0.4)	(0.9)	-58.0%
	Total	(1,304)	(1,375)	(2.5)	(2.6)	-5.2%

Income before taxes		25,504	24,335	48.5	46.2	4.8%
	Income taxes	(5,321)	(4,324)	(10.1)	(8.2)	23.1%
	Tax rate	20.9%	17.8%	20.9%	17.8%

Minority interest		219	(215)	0.4	(0.4)	NA

Amort. of negative goodwill		12	11	0.0	0.0	14.6%

Net income		20,414	19,806	38.8	37.6	3.1%
	% of sales	14.7%	15.3%	14.7%	15.3%

Earnings per share		64.09	62.18	0.12	0.12	3.1%
Earnings per ADR		320.47	310.92	0.61	0.59

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		10,144	10,215	19.3	19.4	-0.7%
Amortization		135	139	0.3	0.3	-2.7%
EBITDA		37,087	36,063	70.5	68.5	2.8%
	% of sales	26.6%	27.8%	26.6%	27.8%

Capital expenditures		7,275	7,514	13.8	14.3	-3.2%

(1) Exchange rate: US$1.00 = Ch$526.18

Última actualización 5/8/2006
Por mgili